SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Net Revenues of R$1.1bn and EPS of R$0.97 for 3Q06
Brazil’s Low-cost, Low-fare Airline Reports Record Quarterly Net Income of
R$190mm; 41% increase in Earnings per ADS

São Paulo, October 30, 2006 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, today announced financial results for the third quarter of 2006 (3Q06). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian Reais (R$), and comparisons refer to the third quarter of 2005 (3Q05). Additionally, financial statements in BR GAAP are made available at the end of this release.

IR Contact

Email: ri@golnaweb.com.br
Tel: +55 (11) 3169-6800

IR Website:
www.voegol.com.br/ir

3Q06 Earnings Results
Webcast

Date:
Tuesday, October 31, 2006

> In English
09:00 a.m. US EST
11:00 a.m. Brasilia Time
Phone: +1 (973) 935-8751
Replay: +1 (973) 341-3080
Code: 7990827

> In Portuguese
10:30 a.m. US EST
12:30 p.m. Brasília Time
Phone: +55 (11) 2101-4848
Replay: +55 (11) 2101-4848
Code: GOL	OPERATING & FINANCIAL HIGHLIGHTS

	•	Net income for the quarter was R$190.0mm (US$87.6mm), representing a 17.5% net margin. Earnings per share (EPS) was R$0.97 and earnings per ADS increased 41% to US$0.45.
•
Operating income increased 27.2% to R$233.1mm, representing an EBIT margin of 21.5% . Net cash from operations increased by 75% to R$ 316.1mm, equivalent to 29 cents of net cash flow from operations for every one Real of revenue in the quarter. Cash, cash equivalents and short-term investments totaled R$1,606.2mm, an increase of R$350.9mm over 2Q06.

•
Operating cost per ASK (CASK) increased 13.2% from 14.41 cents (R$) in 3Q05 to 16.31 cents (R$) in 3Q06. Non-fuel CASK increased 10.3% to 9.44 cents (R$) due to scheduled maintenance, increased landing fees, and an increase in headcount related to planned 4Q06 fleet and base expansion.

•
RPKs increased 56.3% from 2,627mm in 3Q05 to 4,107mm in 3Q06. ASKs increased 46.1% from 3,565mm in 3Q05 to 5,210mm in 3Q06. Average load factor increased 5.1 percentage points to 78.8% while average passenger yields decreased 2.9% to 24.60 cents (R$), resulting in a RASK of 20.79 cents (R$), a 6.4% increase vs. 3Q05. Average fares increased 11.7% from R$195 to R$217. Net revenues totaled R$1.1bn, representing growth of 55.5% . GOL’s domestic and international regular air transportation market-shares at the end of 3Q06 were 36% and 13%, respectively up from 29% and 2% at the end of 3Q05.

•
A net quarterly dividend payment of R$60.8mm (R$ 0.2939 net per share and US$0.1355 net per ADS) was approved at the September 15, 2006, and October 27, 2006, Board Meetings to be paid on November 14, 2006, as interest on shareholders’ equity (to shareholders of record as of September 20, 2006) and on December 26, 2006, as complementary dividends (to shareholders of record as of November 14, 2006).

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•
On-time arrivals and flight completion averaged 98% and 92% (ANAC data) respectively, during 3Q06. Passenger complaints and lost baggage per 1,000 passengers averaged 3.16 and 0.21, respectively. GOL’s website accounted for 80% of ticket sales in the quarter.

•
In 3Q06, GOL added 78 new daily flight frequencies and launched three new destinations: Ilhéus, in the state of Bahia, Juazeiro do Norte in the state of Ceará, and Santiago, in Chile. In August, GOL received authorization to start regular flights to Lima, Peru, and expects to launch service at the end of the year.

•
On July 30, 2006, GOL received its first Boeing 737-800 Next Generation aircraft developed per GOL’s specifications for landings and takeoffs on short runways. This was the first in the order of up to 121 aircraft (87 firms and 34 options) from Boeing scheduled for delivery between 2006 and 2012.

•	Four leased Boeing 737 aircraft were added during 3Q06, increasing the total fleet size to 54 aircraft. Eleven additional Boeing 737 aircraft will join the fleet in 4Q06.

•
In August GOL’s credit rating was upgraded from BB with stable outlook, to BB+ with stable outlook by Fitch. The rating of GOL’s 8.75% perpetual bond issue was also upgraded from BB to BB+. (GOL’s national scale rating is AA – (bra) with stable outlook.)

•
On September 15, 2006, GOL opened its Aircraft Maintenance Center at the Confins International Airport in Belo Horizonte (MG). The center, which is being used to maintain GOL’s fleet, offers high-end technology for airplane maintenance. Annual cost reductions are estimated at US$2mm.

•	During 3Q06, GOL received recognition for its leadership in the sector:

•
Three awards from LatinFinance magazine based on a survey of the best Latin American companies. GOL was chosen the best among medium size companies - with revenues between US$500 million and US$ 5 billion – and, among these, the one adopting the most innovative financial strategy. Constantino de Oliveira Junior, GOL’s President and CEO, was elected best executive among leading companies in this category.

	•	The best performing airline in the world in 2005 according to a study published by Aviation Week & Space Technology.

	•	The 2006 FGV Business Excellence Award for outstanding performance in the Transportation Service Category.

	•	The top-performing company in the Transport and Logistics category in the sixth annual “Valor 1000” awards.

•
On September 29, GOL Airlines Flight 1907 was involved in a mid-air collision with a private aircraft of ExcelAir. The GOL aircraft, a new Boeing 737-800 Next Generation, went down in the Amazon forest, leaving no survivors among the 148 passengers and six crew members. The ExcelAir aircraft, a new Embraer Legacy 135BJ, performed an emergency landing and all of its seven occupants were unharmed. The Company continues to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. The Company believes that the costs to defend any claims and any potential liability exposure will be covered by the insurance

- 2 / 21 -

maintained by the Company. Therefore, the Company does not expect any liabilities arising from the accident involving Flight 1907 to have a material adverse effect on the financial position or operating results of the Company.

Financial & Operating Highlights	3Q06	3Q05%		2Q06%
(US GAAP)			Change		Change
RPKs (mm)	4,107	2,627	56.3%	3,523	16.6%
ASKs (mm)	5,210	3,565	46.1%	4,641	12.3%
Load Factor	78.8%	73.7%	+5.1 pp	75.9%	+2.9 pp
Passenger Revenue per ASK (R$ cents)	19.39	18.66	3.9%	16.95	14.4%
Operating Revenue / ASK (R$ cents) (“RASK”)	20.79	19.54	6.4%	18.19	14.3%
Operating Cost per ASK (R$ cents) (“CASK”)	16.31	14.41	13.2%	15.32	6.5%
Operating Cost ex-fuel per ASK (R$ cents)	9.44	8.56	10.3%	9.20	2.6%
Breakeven Load Factor	61.8%	54.3%	+7.5 pp	64.0%	-2.2 pp
Net Revenues (R$ mm)	1,083.0	696.7	55.5%	844.0	28.3%
Operating Income (R$ mm)	233.1	183.2	27.2%	132.3	76.2%
Operating Margin	21.5%	26.3%	-4.8 pp	15.7%	+5.8 pp
Pre-tax Income (R$ mm)	254.1	209.9	21.0%	160.9	57.9%
Pre-tax Income Margin	23.5%	30.1%	-6.6 pp	19.1%	+4.4 pp
Net Income (R$ mm)	190.0	138.2	37.5%	106.7	78.1%
Net Income Margin	17.5%	19.8%	-2.3 pp	12.6%	+4.9 pp
Earnings per Share (R$)	R$ 0.97	R$ 0.71	36.6%	R$ 0.54	79.6%
Earnings per ADS Equivalent (US$)	$0.45	$0.32	40.6%	$0.25	80.0%
Weighted average no. of shares, basic (000)	196,206	195,269	0.5%	196,039	0.1%
Weighted average number of ADS, basic (000)	196,206	195,269	0.5%	196,039	0.1%

Note: Historical RPK and ASK data may have immaterial alterations to match with official (final) DAC/ANAC data.

MANAGEMENT'S COMMENTS ON 3Q06 RESULTS

In the third quarter of 2006, GOL continued its mission of popularizing air travel in South America. Through the addition of aircraft and flight frequencies during the quarter, GOL increased its domestic market share and further consolidated its position as the second-largest domestic airline in Brazil. The Company maintained high profitability and high quality service, even during periods of high fuel prices and demand stimulating low fares. “GOL remains committed to its virtuous cycle of maintaining low costs, allowing us to offer the lowest fares and achieve the highest load factors in the Brazilian market, thereby driving industry-leading profitability,” commented Constantino de Oliveira Junior, GOL’s president and CEO.

- 3 / 21 -

GOL increased load factors and aircraft utilization rates, while maintaining market cost leadership. Demand for GOL’s passenger air transportation services grew at high rates during the quarter, with passengers transported increasing 36.5% over 3Q05. During the quarter, GOL’s load factor increased 5.1 percentage points to 78.8% and aircraft utilization was at 14.3 block hours per day (increasing 2.9% over 3Q05). Operating costs per ASK, excluding fuel, increased approximately 10% to 9.44 cents (R$), within our cost guidance for the quarter. Fuel costs per available seat kilometer (ASK) increased 17.4% year-over-year and drove total operating cost per seat kilometer (CASK) to 16.31 cents (R$). Cost increases were also driven by planned 4Q06 capacity expansion and increased international operations. The 11% increase in headcount over 2Q06 was related to planned fleet and base expansion in 4Q06. Landing fares increased as tariff rates and the proportion of international landings increased. Maintenance expenses increased related to the scheduled maintenance of six engines in the quarter.

Increased passenger volumes and a 6.4% increase in RASK resulted in an operating income increase of 27.2% in year-over-year comparison. Fuel neutral operating income was R$261.7mm, representing a fuel neutral operating margin of 24.2% . The Company has hedged approximately 79% of its fuel price exposure, 32% of its U.S. Dollar exposure for 4Q06, and 34% and 29% of its fuel exposure for 1Q07 and 2Q07, respectively. “Our absolute market cost leadership is key to our virtuous cycle, and allows us to provide the lowest fares and the best customer value proposition in the market,” commented Richard Lark, GOL’s Executive Vice President of Finance and CFO.

In terms of future perspectives, besides maintaining high levels of productivity and profitability, short-term growth will be driven by the addition of new aircraft, new destinations and new frequencies. The addition of 11 Boeing 737 aircraft to the fleet in the fourth quarter of 2006 will increase seat capacity by approximately 50% year-over-year.

GOL remains committed to its strategy of profitable expansion through a low cost structure and high quality customer service. “We are very proud that almost 50 million passengers have chosen to fly GOL, and we continue to make every effort to offer them the best in air travel: new planes, frequent flights in key markets, an ever-expanding integrated route system and lower prices; all of which is delivered by our dedicated team of employees who are key to our success," stated CEO Oliveira. “By remaining focused on our business model, while continuing to grow, be innovative and provide the lowest fares, we will continue to create value for our customers, employees and shareholders.”

- 4 / 21 -

REVENUES

Net operating revenues, principally revenues from passenger transportation, increased 55.5% to R$1.1bn, primarily due to higher revenue passenger kilometers (RPK), offset by a lower yield. RPK growth was driven by a 31.8% increase in departures, a 12.3% increase in stage length and an increase in load factor from 73.7% to 78.8% . RPKs grew 56.3% to 4,107mm, and revenue passengers grew 36.5% to 4.8mm.

While average fares increased 11.7% from R$195 to R$217, yields decreased 2.9% to 24.60 cents (R$) per passenger kilometer, principally due to a 12.3% increase in average stage length during the quarter. GOL’s increased capacity permitted it to offer more seats and demand-stimulating low fares.

Complementing net operating revenues, cargo transportation activities primarily contributed to the expansion of other operating revenues, which increased from R$31.3mm to R$72.8mm.

The 46.1% year-over-year capacity expansion, represented by ASKs, facilitated the addition of 78 new daily flight frequencies (including 17 night flights) and three new destinations in 3Q06. The addition of 4.0 average operating aircraft during the quarter (from 47.2 to 51.2 aircraft) drove the ASK increase.

Operating revenue per available seat kilometer (RASK) increased 6.4% to R$20.79 cents in 3Q06 vs. R$19.54 cents in 3Q05.

The growth in RPKs resulted in a higher domestic market share for GOL, reaching 36% at the end of 3Q06, compared to 29% in the end of 3Q05. Through its regular international flights to Buenos Aires, Cordoba and Rosario (Argentina), Santa Cruz de la Sierra (Bolivia), Montevideo (Uruguay), Asuncion (Paraguay) and Santiago (Chile), GOL achieved an international market share of 13% (share of Brazilian airlines flying to internationally destinations) in the same period. Approximately 9% of GOL’s total RPKs were related to international passenger traffic.

OPERATING EXPENSES

Total CASK increased 13.2% to 16.31 cents (R$), due to an increase in fuel prices, maintenance expenses, increased landing fees and higher depreciation. Operating expenses per ASK excluding fuel, increased by 10.3% to 9.44 cents (R$), within our cost guidance range for the quarter. Total operating expenses increased 65.5%, reaching R$849.8mm, due to higher fuel prices, increased scheduled maintenance, and the expansion of our operations (fleet and employee expansion, a higher volume of fuel consumption, landing fees and marketing activities). Fuel price increases during 3Q06 accounted for more than 19% of the R$149mm increase in fuel expenses, with the remainder accounted for by increased fuel consumption. Breakeven load factor increased 7.5 percentage points to 61.8% vs. 54.3% in 3Q05.

Results from GOL’s operating expense (jet fuel price and USD exchange rate) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standards No 133), “Accounting for Derivatives and Hedging Activities.”

The breakdown of our costs and operational expenses for 3Q06, 3Q05 and 2Q06 is as follows:

- 5 / 21 -

Operating Expenses (R$ cents / ASK)	3Q06	3Q05	% Chg.	2Q06	% Chg.
Salaries, wages and benefits	2.14	1.85	15.7%	1.94	10.3%
Aircraft fuel	6.87	5.85	17.4%	6.12	12.3%
Aircraft rent	1.30	1.74	-25.3%	1.58	-17.7%
Sales and marketing	2.42	2.26	7.1%	2.23	8.5%
Landing fees	0.96	0.68	41.2%	0.68	41.2%
Aircraft and traffic servicing	0.87	0.73	19.2%	0.87	0.0%
Maintenance, materials and repairs	0.61	0.17	258.8%	0.73	-16.4%
Depreciation	0.32	0.24	33.3%	0.34	-5.9%
Other operating expenses	0.82	0.89	-7.9%	0.83	-1.2%

Total operating expenses	16.31	14.41	13.2%	15.32	6.5%

Operating expenses ex- fuel	9.44	8.56	10.3%	9.20	2.6%

Total Operating Expenses Fuel-Neutral 3Q05	15.76	14.40	9.4%	-	-

Total Operating Expenses Fuel-Neutral 2Q06	15.95	-	-	15.32	4.1%

Total operating expenses ex-profit sharing	15.98	14.13	13.1%	15.22	5.0%

Operating Expenses (R$ million)	3Q06	3Q05	% Chg.	2Q06	% Chg.
Salaries, wages and benefits	111.7	66.1	69.1%	90.2	23.8%
Aircraft fuel	357.7	208.7	71.4%	283.8	26.0%
Aircraft rent	67.5	62.1	8.6%	73.4	-8.0%
Sales and marketing	126.0	80.4	56.7%	103.6	21.6%
Landing fees	50.2	24.2	107.4%	31.7	58.4%
Aircraft and traffic servicing	45.1	25.9	74.5%	40.6	11.1%
Maintenance, materials and repairs	32.0	6.0	437.6%	34.1	-6.2%
Depreciation	16.7	8.5	96.1%	15.9	5.0%
Other operating expenses	42.9	31.6	36.0%	38.5	11.4%

Total operating expenses	849.8	513.5	65.5%	711.8	19.4%

Operating expenses ex- fuel	492.1	304.8	61.5%	428.0	15.0%

Total Operating Expenses Fuel-Neutral 3Q05	821.3	513.5	59.9%	-	-

Total Operating Expenses Fuel-Neutral 2Q06	830.8	-	-	711.8	16.7%

Total operating expenses ex-profit sharing	832.4	503.8	65.2%	706.5	17.8%

- 6 / 21 -

Salaries, wages and benefits expenses per available seat kilometer (ASK) increased 15.7% to 2.14 cents (R$), mainly due to a 6.0% cost of living increase on salaries and to a 72% increase in the number of full-time equivalent employees, to 8,045, related to planned 4Q06 capacity expansion.

Aircraft fuel expenses per ASK increased 17.4% over 3Q05 to 6.87 cents (R$), due to increased fuel price per liter. The increase in average fuel price per liter over 3Q05 was primarily due to the 11.6% increase in the international price for crude oil (WTI) and a 6% increase in Gulf Coast jet fuel prices, partially offset by the 7.3% Brazilian Real appreciation against the U.S. Dollar (factors influencing the determination of Brazilian jet fuel prices). The Company has hedged approximately 79%, 34% and 29% of its fuel requirements for 4Q06, 1Q07 and 2Q07, respectively.

Aircraft rent per ASK decreased 25.3% to 1.30 cents (R$) in 3Q06, primarily due to a high aircraft utilization rate (14.3 block hours per day and 3.5% more ASKs per aircraft), a 7.3% appreciation of the Brazilian Real against the U.S Dollar vs. 3Q05, and amortized gains on sale-leaseback transactions for six 737-800 aircraft during 3Q06 (amortized over the term of the leases).

Sales and marketing expenses per ASK increased 7.1% to 2.42 cents (R$) primarily due to an increase in call center expenses, an increase in advertising expenses, an increase in provisions for doubtful accounts, and an increase in sales incentives, partially offset by a higher aircraft utilization rate (3.5% more ASKs per aircraft). During the quarter, GOL booked a majority of its ticket sales through a combination of its website (80.1% during 3Q06) and its call center (11.4% during 3Q06).

Landing fees per ASK increased 41.2% to 0.96 cents (R$), due to a 21% increase in rates and an increase in landings at international airports (which have higher rates), partially offset by increased average stage length and a higher aircraft utilization rate (3.5% more ASKs per aircraft).

Aircraft and traffic servicing expenses per ASK increased 19.2% to 0.87 cents (R$), as a result of an increase in ground handling services (landings increased 31.8%), and increases in aircraft cleaning services and consulting and technology services, partially offset by an increased average stage length and a higher aircraft utilization rate.

Maintenance, materials and repairs per ASK increased 258.8% to 0.61 cents (R$), primarily due to a higher number of scheduled maintenance services during 3Q06, partially offset by a 7.3% appreciation of the Brazilian Real against the U.S. Dollar. Main expenses during the quarter were related to the scheduled maintenance of six engines, in the amount of R$14.2mm, the use of spare parts inventory and repair of rotable materials, in the amount of R$18.9mm.

Depreciation per ASK increased 33.3% to 0.32 cents (R$), due to a higher amount of fixed assets, particularly spare parts inventory, and the increase of technology equipment, due to the expansion of operations.

Other operating expenses per ASK were 0.82 cents (R$), a 7.9% decrease when compared to the same period of the previous year, due to decreases in insurance expenses, cancelled flights expenses, and direct passenger expenses. Insurance expenses, at 0.14 cents (R$) per ASK (R$7.5mm total) decreased 35.7%, due to a reduction in average premium rates, a 7.3% appreciation of the Brazilian Real against the U.S. Dollar, and a higher aircraft utilization rate.

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COMMENTS ON EBITDA AND EBITDAR[1]

The impact of a 1.25 cent (R$) RASK increase was offset by a CASK increase of 1.90 cents (R$), resulting in a decrease of EBITDA per available seat kilometer to 4.80 cents (R$) in 3Q06. Compared to 2Q06, EBITDA per ASK increased 49.5% . 3Q06 EBITDA totaled R$249.8mm in the period compared to R$191.7mm in 3Q05 (a 30.3% increase) and R$148.2mm in 2Q06 (a 68.6% increase).

EBITDAR Calculation (R$ cents / ASK)	3Q06	3Q05	Chg. %	2Q06	Chg. %
Net Revenues	20.79	19.54	6.4%	18.19	14.3%
Operating Expenses	16.31	14.41	13.2%	15.32	6.5%

EBIT	4.48	5.13	-12.7%	2.87	56.1%
Depreciation & Amortization	0.32	0.24	33.3%	0.34	-5.9%

EBITDA	4.80	5.37	-10.6%	3.21	49.5%
EBITDA Margin	23.1%	27.5%	-4.4 pp	17.6%	+5.5 pp
Aircraft Rent	1.30	1.74	-25.3%	1.58	-17.7%

EBITDAR	6.10	7.11	-14.2%	4.79	27.3%
EBITDAR Margin	29.3%	36.4%	-7.1 pp	26.3%	+3.0 pp

EBITDAR Calculation (R$ million)	3Q06	3Q05	Chg. %	2Q06	Chg. %
Net Revenues	1,083.0	696.7	55.5%	844.0	28.3%
Operating Expenses	849.8	513.5	65.5%	711.8	19.4%

EBIT	233.1	183.2	27.2%	132.3	76.2%
Depreciation & Amortization	16.7	8.5	96.1%	15.9	5.0%

EBITDA	249.8	191.7	30.3%	148.2	68.6%
EBITDA Margin	23.1%	27.5%	-4.4 pp	17.6%	+5.5 pp
Aircraft Rent	67.5	62.1	8.6%	73.4	-8.0%

EBITDAR	317.3	253.8	25.0%	221.6	43.2%
EBITDAR Margin	29.3%	36.4%	-7.1 pp	26.3%	+3.0 pp

Aircraft rent represents a significant operating expense for GOL. As GOL leases all of its aircraft, we believe that EBITDAR, equivalent to EBITDA before aircraft rent expenses (which are USD-denominated) is a useful measure of relative operating performance for our investors and users of our financial statements. On a per available seat kilometer basis, EBITDAR was 6.10 cents (R$) in 3Q06, compared to 7.11 cents (R$) in 3Q05. EBITDAR amounted to R$317.3mm in 3Q06, compared to R$253.8mm in the same period last year and R$221.6mm in 2Q06.

___________________
1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

- 8 / 21 -

FINANCIAL RESULTS

Net financial income decreased R$5.7mm. Interest expense increased R$15.7mm primarily due to an increase in long-term debt and a higher amount of short-term working capital debt related to increased operations. Interest income increased R$5.9mm primarily due to a higher volume of cash and short-term investments, partially offset by a 5.1 percentage point decrease in average Brazilian interest rates (as measured by the CDI rate).

Financial Results (R$ thousands)	3Q06	3Q05	2Q06
Interest expense	(24,497)	(8,812)	(23,649)
Capitalized interest	9,149	5,258	4,355
Exchange variation gain (loss)	(4,153)	(54)	(809)
Interest income	42,578	36,710	35,878
Other gains (losses)	(2,084)	(6,407)	12,818
Net Financial Results	20,993	26,695	28,593

NET INCOME AND EARNINGS PER SHARE

Net income in 3Q06 was R$190.0mm, representing a 17.5% net income margin, vs. R$138.2mm of net income in 3Q05.

Net earnings per share, basic, was R$0.97 in 3Q06 compared to R$0.71 in 3Q05. Basic weighted average shares outstanding were 196,206,466 in 3Q06 and 195,269,054 in 3Q05. Net earnings per share, diluted, was R$0.97 in 3Q06 compared to R$0.70 in 3Q05. Fully-diluted weighted average shares outstanding were 196,287,763 in 3Q06 and 196,050,417 in 3Q05.

Net earnings per ADS, basic, was US$0.45 in 3Q06 compared to US$0.32 in 3Q05. Basic weighted average ADS outstanding were 196,206,466 in 3Q06 and 195,269,054 in 3Q05. Net earnings per ADS, diluted, was US$0.45 in 3Q06 compared to US$0.32 in 3Q05. Fully-diluted weighted average ADS outstanding were 196,287,763 in 3Q06 and 196,050,417 in 3Q05.

Based on GOL’s quarterly dividend policy for fiscal 2006, Management recommended payment of quarterly intercalary dividends to shareholders in the form of interest on shareholders’ equity and complementary dividends, calculated in accordance with the statutory financial statements ended September 30, 2006. The total payout approved for 3Q06 is R$62.1mm (R$60.8mm net of withholding tax - R$28.2mm of interest on shareholders’ equity and R$32.6mm of complementary dividends) to be paid on November 14, 2006, as interest on shareholders’ equity to shareholders of record on September 20, 2006, and as complementary dividends on December 26, 2006, to shareholders of record on November 14, 2006. The net payment for the quarter is equivalent to R$0.2939 per share (approximately US$0.1355 per ADS).

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CASH FLOW

Cash, cash equivalents and short-term investments increased R$350.9mm during 3Q06. Cash provided by operating activities was R$316.1mm, mainly due to increased earnings from operations (R$190.0mm), an increase in accounts payable (R$99.9mm) and an increase in air traffic liability (R$81.7mm), partially offset by an increase in accounts receivable (R$142.7mm) and an increase in inventories (R$33.7mm) . The amount deposited for future maintenance was US$182.9mm at September 30, 2006. During the quarter, the Company had maintenance reserve funds refunded in the amount of US$22.4mm.

Net cash used in investing activities was R$35.7mm, consisting primarily of acquisition of property and equipment (R$45.5mm), partially offset by return of advances for aircraft acquisition (R$19.6mm), related to sale-leasebacks of six aircraft during the quarter.

Net cash provided by financing activities during 3Q06 was R$70.5mm, mainly due to an increase in long-term borrowings (R$188.9mm) and partially offset by the payment of dividends (R$119.7mm) .

Cash Flow Summary (R$ million)	3Q06	3Q05	% Change	2Q06	% Change
Net cash provided by operating activities	316.1	180.5	75.1%	2.1	14952.4%
Net cash used in investing activities	(35.7)[1]	(165.9)[2]	-78.5%	(152.1)[3]	-76.5%
Net cash provided by financing activities	70.5	(123.8)	-157.0%	492.5	-85.7%

Net increase in cash, cash equivalents & short term investments	350.9	(109.2)	-421.4%	342.5	2.5%

___________________
1. Excluding R$314.5 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.
2. Excluding R$4.3 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.
3. Excluding R$245.4 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

The net cash position at September 30, 2006, was R$1,606.2mm, an increase of R$350.9mm vs. 2Q06. The Company’s total liquidity was R$2,300mm (cash, short-term investments and accounts receivable) at the end of 3Q06. On September 30, 2006, the Company had nine revolving lines of credit secured by receivables and promissory notes. On September 30, 2006, the outstanding amount under these lines of credit was R$117.7mm.

Cash Position and Debt (R$ million)	9/30/2006	6/30/2006	% Change
Cash, cash equivalents & short-term investments	1,606.2	1,255.3	28.0%
Short-term debt	117.7	107.4	9.6%
Long-term debt	750.6	565.9	32.6%

Net cash	737.9	582.0	26.8%

Currently, GOL leases all of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On September 30, 2006, the Company leased 54 aircraft with initial lease

- 10 / 21 -

term expiration dates ranging from 2006 to 2012. Future minimum lease payments under operating leases are denominated in U.S. Dollars.

As of September 30, 2006, the Company had 61 firm orders (net of six sale-leasebacks) and 34 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders had an approximate value of US$4.2 billion (based on aircraft list price) and are scheduled to be delivered between 2006 and 2012. As of September 30, 2006, GOL has made deposits in the amount of US$237.7mm related to these orders. On October 30, GOL announced that it increased the number of firm orders from 67 to 87 aircraft, as part of the Company’s ongoing expansion and cost reduction plans. GOL also increased the number of options by 20 aircraft, bringing the total order size to 121 Next Generation 737-800 aircraft. The following table provides a summary of our principal payments under long-term obligations, operating lease commitments, aircraft purchase commitments and other obligations as of September 30, 2006:

Principal obligations (R$ thousands)					Beyond
	2006	2007	2008	2009	2010	2010	Total
Long-term debt obligations -	-	33,407	179,931	48,599	17,858	17,426	297,221
Operating lease commitments	338,790	275,806	223,244	137,321	93,750	206,837	1,275,748
Pre-delivery deposits	82,693	116,003	80,206	66,748	69,998	81,424	497,072
Aircraft purchase commitments	233,704	327,846	226,676	188,640	194,435	227,859	1,399,160

Total	655,187	753,062	710,057	441,308	376,041	533,546	3,469,201

GOL’s expected fleet growth from 2006 to 2012 is as follows:

GOL’s Fleet Plan	2006	2007	2008	2009	2010	2011	2012
141-seat B 300s	14	14	12	7	-	-	-
144-seat B 700 NGs	30	30	28	21	20	10	10
187-seat B 800 NGs (1)	21	36	46	60	72	84	91

Total	65	80	86	88	92	94	101

(1) Including sale-leasebacks.

OUTLOOK

GOL will continue to invest in its successful low-cost, low-fare business model. We will continue to evaluate opportunities to expand our operations by adding new flights in Brazil where sufficient market demand exists, and expanding into other high-traffic centers across South America. We expect to benefit from economies of scale and reduce our average non-fuel cost per available seat kilometer (CASK) as we add additional aircraft to a well-established and highly-efficient operating network, and as we use our new Aircraft Maintenance Center for maintenance of our fleet. We anticipate a solid fourth quarter, thanks to the dedicated effort of our employees to improve productivity throughout the Company.

- 11 / 21 -

The scheduled addition of 11 aircraft to our fleet in the fourth quarter of 2006 should allow a 50% increase in available seat capacity over 4Q05. For the fourth quarter, we expect a load factor in the range of 73-75%, with passenger yields in the range of R$26-28 cents. We expect a stable foreign exchange rate environment for the near term, supported by good economic fundamentals in the Brazilian economy. We expect that high oil prices will continue to impact our fuel costs, partially mitigated by our hedging programs. For the fourth quarter, we expect non-fuel CASK to be in the range of R$9.2 -9.7 cents.

For the full-year 2006 we expect earnings per share near the lower end of our disclosed EPS guidance range for the year of R$3.90 to R$4.30 per share, representing annual earnings growth of approximately 50% and annual earnings per ADS growth of approximately 55% (vs. 56% annual EPADS growth in 2005). Full-year non-fuel CASK is expected to be in the lower half of guidance, with full-year operating margins 1-2 points below guidance, primarily due to the impact of higher fuel costs during the year.

Financial guidance for 2007 is based on GOL’s planned capacity expansion and the expected high demand for our passenger transportation services, driven by strong Brazilian economic fundamentals and GOL’s demand-stimulating low fares. For 2007, we expect to add 15 aircraft to the fleet and expand capacity by approximately 45% to adequately serve anticipated passenger demand and add new routes and markets in Brazil and South America. Our projections are for a 2007 full-year EPS in the range of R$5.20 to R$5.65, representing annual EPS growth of almost 40%. Full-year non-fuel CASK is expected to be in the R$9 cent (R$) range. Full-year operating margins are expected to be in the 23% range. We plan to continue to popularize air travel in South America through expansion, technological innovation, improved operating efficiency, strict cost management, the lowest fares and high quality passenger service.

2007 (full year)
Financial Outlook (US GAAP)	Preliminary	Revised
ASK Growth	+/- 30%	+/- 45%
Average Load Factor	+/-75%	+/- 75%
Net Revenues (billion)	+/- R$ 5.4	+/- R$ 5.6
Non-fuel CASK (R$)	+/- 9 cents	+/- 9 cents
Operating Margin	+/- 26%	+/- 23%
Earnings per Share	R$ 5.10 - R$ 5.60	R$ 5.20 - R$ 5.65

SOCIAL RESPONSABILITY

In 3Q06, GOL was involved in social and cultural activities focusing on children, health and education, with organizations such as Fundação Boldrini (Boldrini Foundation), Pastoral da Criança (Children’s Mission), Instituto Criar de TV e Cinema (Creating TV and Movies Institute), Expedição Vagalume (Firefly Expedition), and made investments in local music shows, national cinema and theatre. Total contributions to social activities were approximately R$1mm during the quarter.

As presented in our Value Added Statements, GOL distributed a total value-added of R$323mm to employees, government, financiers, lessors, and shareholders, and re-invested R$222mm.

- 12 / 21 -

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

- 13 / 21 -

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes is one of the most profitable and fastest growing low-cost, low-fare airlines in the industry worldwide. GOL provides frequent service on routes connecting all of Brazil’s major cities as well as primary destinations in Argentina, Bolivia, Chile, Paraguay and Uruguay through its more than 530 daily flights to 55 major airports. GOL offers daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. GOL operates a young, modern fleet of Boeing 737s, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable service, which stimulates GOL’s brand recognition and customer satisfaction, the Company’s single class of service is recognized as the best value proposition in the market. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brasil, 0810-266-3131 in Argentina, 800-1001-21 in Bolívia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay, 1 888 0042 0090 or 1230 020 9104 in Chile, and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6449
E-mail: ri@golnaweb.com.br	E-mail: rcorbioli@golnaweb.com.br
www.voegol.com.br/ir
Media – U.S. & Europe
Media – Brazil & Latin America	Edelman; G. Juncadella and M. Smith
MVL Comunicação; Camila Silva	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0343 / 3049-0341	E-mail: gabriela.juncadella@edelman.com
e-mail: Camila@mvl.com.br	meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

- 14 / 21 -

Operating Data
US GAAP - Unaudited
	3Q06	3Q05	% Change

Revenue Passengers (000)	4,791	3,509	36.5%
Revenue Passengers Kilometers (RPK) (mm)	4,107	2,627	56.3%
Available Seat Kilometers (ASK) (mm)	5,210	3,565	46.1%
Load factor	78.8%	73.7%	+5.1 pp
Break-even load factor	61.8%	54.3%	+7.5 pp
Aircraft utilization (block hours per day)	14.3	13.9	2.9%
Average fare	R$ 217.94	R$ 195.08	11.7%
Yield per passenger kilometer (cents)	24.60	25.33	-2.9%
Passenger revenue per available set kilometer (cents)	19.39	18.66	3.9%
Operating revenue per available seat kilometer (RASK) (cents)	20.79	19.54	6.4%
Operating cost per available seat kilometer (CASK) (cents)	16.31	14.41	13.2%
Operating cost, excluding fuel, per available seat kilometer (cents)	9.44	8.56	10.3%
Number of Departures	42,514	32,249	31.8%
Average stage length (km)	821	731	12.3%
Avg number of operating aircraft during period	51.3	36.3	41.3%
Full-time equivalent employees at period end	8,045	4,678	72.0%
% of Sales through website during period	80.1%	81.3%	-1.2 pp
% of Sales through website and call center during period	91.5%	93.3%	-1.8 pp
Average Exchange Rate (1)	R$ 2.17	R$ 2.34	-7.3%
End of period Exchange Rate (1)	R$ 2.17	R$ 2.23	-2.7%
Inflation (IGP-M) (2)	0.8%	-1.5%	+2.3 pp
Inflation (IPCA) (3)	0.5%	0.8%	-0.3 pp
WTI (avg. per barrel, US$) (4)	$70.48	$63.18	11.6%

(1)Source: Brazilian Central Bank
(2)Source: Fundação Getulio Vargas
(3)Source: IBGE
(4) Source: Bloomberg

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	3Q06	3Q05	% Change

Net operating revenues
Passenger	R$ 1,010,178	R$ 665,374	51.8%
Cargo and Other	72,793	31,284	132.7%

Total net operating revenues	1,082,971	696,658	55.5%

Operating expenses
Salaries, wages and benefits	111,709	66,060	69.1%
Aircraft fuel	357,711	208,711	71.4%
Aircraft rent	67,498	62,135	8.6%
Sales and marketing	126,041	80,439	56.7%
Landing fees	50,181	24,190	107.4%
Aircraft and traffic servicing	45,129	25,869	74.5%
Maintenance materials and repairs	31,990	5,951	437.6%
Depreciation	16,716	8,523	96.1%
Other operating expenses	42,933	31,557	36.0%

Total operating expenses	849,908	513,435	65.5%

Operating income	233,063	183,223	27.2%

Other income (expense)
Interest expenses	(24,497)	(8,812)	178.0%
Capitalized interest	9,149	5,258	74.0%
Exchange variation loss	(4,153)	(54)	7590.7%
Interest income	42,578	36,710	16.0%
Other gains (losses)	(2,084)	(6,407)	-67.5%

Total Other income (expense)	20,993	26,695	-21.4%

Income before income taxes	254,056	209,918	21.0%
Income taxes	(64,050)	(71,728)	-10.7%

Net income	190,006	138,190	37.5%

Earnings per share, basic	R$ 0.97	R$ 0.71	36.6%
Earnings per share, diluted	R$ 0.97	R$ 0.70	38.6%

Earnings per ADS, basic - US Dollar	$0.45	$0.32	40.6%
Earnings per ADS, diluted - US Dollar	$0.45	$0.32	40.6%

Basic weighted average shares outstanding (000)	196,206	195,269	0.5%
Diluted weighted average shares outstanding (000)	196,288	196,050	0.1%

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	September 30, 2006	June 30, 2006

ASSETS	3,849,202	3,264,329
Current Assets	2,712,884	1,969,399
Cash and cash equivalents	270,397	233,994
Short-term investments	1,335,797	1,021,330
Receivables less allowance	694,276	555,706
Inventories	74,419	49,060
Pre-delivery deposits	62,688	-
Aircraft and engine maintenance deposits	113,058	-
Recoverable taxes and deferred tax	42,314	23,007
Prepaid expenses	26,876	47,572
Other current assets	93,059	38,730
Property and Equipment, net	765,220	802,841
Pre-delivery deposits	453,109	518,523
Flight equipment	316,777	265,677
Other property and equipment	118,736	125,657
Less accumulated depreciation	(123,402)	(107,016)
Other Assets	371,098	492,089
Deposits for aircraft leasing contracts	41,919	32,044
Prepaid aircraft and engine maintenance	283,840	421,661
Other	45,339	38,384
LIABILITIES AND SHAREHOLDER'S EQUITY	3,849,202	3,264,329
Current Liabilities	828,142	588,386
Accounts payable	119,616	46,502
Salaries, wages and benefits	86,427	64,389
Sales tax and landing fees	91,162	88,556
Air traffic liability	311,439	229,696
Short-term borrowings	117,731	107,409
Dividends Payable	62,962	27,836
Deferred credit	7,852	-
Other accrued liabilities	26,807	23,998
Current portion of long-term debt	4,146	-
Long Term Liabilities	862,843	638,629
Long term debt	750,635	565,895
Deferred income taxes, net	30,978	47,399
Deferred gains on sale and leaseback transactions	53,786	-
Other	27,444	25,335
Shareholder's Equity	2,158,217	2,037,314
Preferred shares (no par value)	846,125	845,691
Common shares (no par value)	41,500	41,500
Additional paid in capital	35,257	34,982
Appropriated retained earnings	39,577	39,577
Unappropriated retained earnings	1,197,718	1,069,809
Accumulated other comprehensive gain	(1,960)	5,755

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	3Q06	3Q05	% Change

Cash flows from operating activities
Net income (loss)	190,006	138,190	37.5%
Adjustments to reconcile net income
provided by operating activities
Depreciation and amortization	19,589	5,170	278.9%
Provision for doubtful accounts receivable	4,168	1,172	255.6%
Deferred income taxes	(8,530)	7,506	nm
Capitalized interest	(16,854)	(14,382)	17.2%
Changes in operating assets and liabilities
Receivables	(142,738)	(33,007)	332.4%
Inventories	(33,736)	(19,645)	71.7%
Accounts payable and other accrued liabilities	99,945	1,412	6978.3%
Deposits for aircraft and engine maintenance	24,763	(31,440)	nm
Air traffic liability	81,743	3,042	2587.1%
Dividends	92,771	60,013	54.6%
Other liabilities, net	4,961	62,492	-92.1%

Net cash provided by (used in) operating activities	316,088	180,523	75.1%
Cash flows from investing activities
Deposits for aircraft leasing contracts	(9,875)	8	nm
Acquisition of property and equipment	(45,450)	(16,748)	171.4%
Pre-delivery deposits	19,580	(149,181)	nm
Changes in short-term securities	(314,467)	(4,252)	7295.7%

Net cash used in investing activities	(350,212)	(170,173)	105.8%
Cash flows from financing activities
Short term borrowings, net	10,322	(57,879)	nm
Long term borrowings, net	188,886	-	nm
Issuance of preferred shares	(1,977)	-	nm
Others, net	(6,961)	(5,880)	18.4%
Dividends paid	(119,743)	(60,003)	99.6%

Net cash provided by financing activities	70,527	(123,762)	-157.0%

Net increase in cash and cash equivalents	36,403	(113,412)	-132.1%
Cash and cash equivalents at beginning of the period	233,994	174,307	34.2%
Cash and cash equivalents at end of the period	270,397	60,895	344.0%

Cash, cash equiv. and ST invest. at beg. of the period	1,255,324	942,786	33.2%
Cash, cash equiv. and ST invest. at end of the period	1,606,194	833,626	92.7%

Supplemental disclosure of cash
flow information
Interest paid net of amount capitalized	24,497	(1,521)	nm
Income taxes paid	87,994	61,555	43.0%
Accrued capitilized interest	16,854	14,382	17.2%

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	3Q06	3Q05	% Change

Net operating revenues
Passenger	R$ 1,010,178	R$ 665,374	51.8%
Cargo and Other	72,793	31,284	132.7%

Total net operating revenues	1,082,971	696,658	55.5%

Operating expenses
Salaries, wages and benefits	111,432	64,803	72.0%
Aircraft fuel	357,711	208,711	71.4%
Aircraft rent	80,978	62,135	30.3%
Supplementary rent	-	31,825	-100.0%
Sales and marketing	126,041	80,439	56.7%
Landing fees	50,181	24,190	107.4%
Aircraft and traffic servicing	45,129	25,869	74.5%
Maintenance materials and repairs	41,267	5,951	593.4%
Depreciation and amortization	16,473	8,721	88.9%
Other operating expenses	19,432	33,340	-41.7%

Total operating expenses	848,644	545,984	55.4%

Operating income	234,327	150,674	55.5%

Other expense
Financial income (expense), net	670	20,348	-96.7%

Non-operating income	75,118	-	nm

Income before income taxes	310,115	171,022	81.3%
Income taxes current	(86,621)	(61,055)	41.9%
Income taxes deferred	(20,766)	6,831	-404.0%

Net income before interest on shareholder's
equity	202,728	116,798	73.6%

Reversal of interest on shareholder's equity	29,504	-	nm

Net income	232,232	116,798	98.8%

Earnings per share	R$ 1.18	R$ 0.60	96.7%
Earnings per ADS - US Dollar	$0.55	$0.26	111.5%
Number of shares at end of period (000)	196,206	195,269	0.5%

Consolidated Balance Sheet
BR GAAP - Unaudited
R$ 000
	September 30, 2006	June 30, 2006

ASSETS	3,532,500	2,944,136
Current Assets	2,616,429	1,974,924
Cash and cash equivalents	666,778	448,315
Short term investments	939,417	807,008
Receivables less allowance	694,276	555,706
Inventories	74,419	49,060
Pre-delivery deposits for flight equipment	62,688	-
Deferred taxes and carryforwards	58,916	46,036
Prepaid expenses	26,876	47,572
Other current assets	93,059	21,227
Non-Current Assets	916,071	969,212
Deposits	41,919	49,549
Deferred taxes and carryforwards	50,692	65,481
Investments	2,340	2,396
Pre-delivery deposits for flight equipment	453,109	518,523
Property and equipment	312,111	284,318
Other	55,900	48,945
LIABILITIES AND SHAREHOLDERS' EQUITY	3,532,500	2,944,136
Current liabilities	833,967	595,344
Suppliers payable	119,616	46,502
Payroll and related charges	71,396	58,389
Taxes and contributions payable	67,871	71,836
Sales tax and landing fees	36,991	16,720
Air traffic liability	311,439	229,696
Short-term borrowings	123,914	107,409
Dividends and interest on shareholder's equity payable	62,962	27,836
Other current liabilities	39,778	36,956
Non-current liabilities	778,079	591,230
Long-term debt	750,635	565,895
Accounts payable and provisions	27,444	25,335
Shareholders' Equity	1,920,454	1,757,562
Capital	993,654	993,181
Capital reserves	89,556	89,556
Earnings reserves	510,983	485,744
Retained earnings	328,221	183,326
Total comprehensive income, net of taxes	(1,960)	5,755

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	3Q06	3Q05

Cash flows from operating activities
Net income (loss)	232,232	116,798
Adjustments to reconcile net income
provided by operating activities:
Depreciation and amortization	16,472	8,721
Provision for doubtful accounts receivable	3,207	486
Deferred income taxes	20,766	(6,831)
Capitalized interest	(5,914)	(4,644)
Changes in operating assets and liabilities
Receivables	(141,777)	(32,321)
Inventories	(25,359)	(7,632)
Prepaid expenses, other assets
and recoverable taxes	(139,636)	15,928
Accounts payable and long-term vendor payable	73,114	1,922
Operating leases payable	-	(1,058)
Air traffic liability	81,743	2,533
Taxes payable	(3,965)	2,948
Payroll and related charges	13,007	15,135
Provision for contingencies	2,109	5,707
Interest on shareholder's capital	5,078	-
Other liabilities	23,093	(4,891)

Net cash provided by (used in) operating activities	154,170	112,801
Cash flows from investing activities
Short term borrowings, net	(132,409)	67,238
Investments	56	(250)
Deposits for aircraft leasing contracts	7,630	4,150
Pre-delivery deposits	65,414	(149,181)
Acquisition of property and equipment	(38,351)	(16,954)
Deferred acquisition	-	(1,849)

Net cash used in investing activities	(97,660)	(96,846)
Cash flows from financing activities
Borrowings, net	201,245	(57,878)
Capital integralization	473	-
Total comprehensive income, net of taxes	(7,715)	-
Dividends paid	(32,050)	-

Net cash provided by financing activities	161,953	(57,878)
Net increase in cash and cash equivalents	218,463	(41,923)
Cash and cash equivalents at beginning of the period	448,315	324,957

Cash and cash equivalents at end of the period	666,778	283,034
Goodwill reserve	13,624	-
Interest paid net of amount capitalized	24,497	8,812
Income taxes paid	72,921	57,391

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.